NR 14-05

GOLD RESERVE ISSUES US $12 MILLION OF NEW CONVERTIBLE NOTES AND MODIFIES TERMS OF US $25.3 MILLION OF EXISTING CONVERTIBLE NOTES

SPOKANE, WASHINGTON, June 19, 2014

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (“ the “Company”)  announces the closing of the  previously announced financing of US $12 million of new convertible notes and the extension and modification of substantially  all of the US$ 25.3 million outstanding principal amount of previously modified notes (collectively “the Notes”).

Interest related to the Notes will be accrued and be capitalized quarterly at a rate of 11% annually issued in the form of a note and be payable in cash at maturity on December 31, 2015. The notes representing the interest (“Interest Notes”) will not be convertible into common shares of the Company.  The Notes will be convertible, at the option of the holder, into 285.71 shares of Class A common shares per US $1,000 (equivalent to a conversion price of US $3.50 per common share) at any time upon prior written notice to the Company, whereupon, the Company, at its option, may deliver all or part of the conversion consideration in cash in lieu of delivering Class A common shares. The Company will have a right to redeem the Notes if the price of the common shares exceeds $7.00 per share for at least 20 of 30 consecutive trading days.  Further information on the Notes can be found in the regulatory filings of the Company by going to the website at www.goldreserveinc.com.

Doug Belanger, President stated, “The closing of the new financing and the extension and amendment of the Company’s notes due 2014 puts the Company in a strong position to complete the arbitration process through to its full conclusion. Recently, in response to the Tribunal's invitation, the Company and Venezuela each submitted their respective arbitration costs. We are very pleased that the arbitration process is in its final stage, with the next steps being the formal closing of the proceedings and the issuance of a final award by the ICSID Tribunal shortly thereafter.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements that state Gold Reserve's or its management's intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the arbitration proceedings. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the SEC.

In addition to being subject to a number of assumptions, forward-looking statements in this release involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including those factors outlined in the "Cautionary Statement Regarding Forward-Looking Statements" and "Risks Factors" contained in Gold Reserve's filings with the Canadian provincial securities regulatory authorities and the SEC, including Gold Reserve's Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2013, filed with the Canadian provincial securities regulatory authorities and the SEC, respectively.

Further information regarding the Company can be located at www.goldreserveinc.com,  www.sec.gov and www.sedar.com.

Gold Reserve Inc. Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”